Gores Holdings III, Inc.

9800 Wilshire Blvd.
Beverly Hills, CA 90212

September 4, 2018

VIA EMAIL & EDGAR

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Gores Holdings III, Inc. (the “Company”) Registration
Statement on Form S-1 (Registration No. 333-226794)

Dear Ms. Ravitz:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-226794) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on September 6, 2018 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Heather Emmel of Weil, Gotshal & Manges LLP at (212) 310-8849 and that such effectiveness also be confirmed in writing.

Very truly yours,

Gores Holdings III, Inc.

By:	/s/ Mark Stone
Name:	Mark Stone
Title:	Chief Executive Officer

cc:        Securities and Exchange Commission

Dale Welcome, Staff Accountant

W. John Cash, Accounting Branch Chief

Edward M. Kelly, Senior Counsel

Asia Timmons-Pierce, Special Counsel

Weil, Gotshal & Manges, LLP

Heather Emmel, Esq.

Ropes & Gray LLP

Paul D. Tropp, Esq.

Jeremy Barr, Esq.

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

September 4, 2018

VIA EMAIL & EDGAR

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:               Gores Holdings III, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-226794)

Dear Ms. Ravitz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and as representative as any other underwriters, hereby joins the request of Gores Holdings III, Inc. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on September 6, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated August 29, 2018:

(i)             Dates of distribution: September 4, 2018 through the date hereof

(ii)          Number of prospective underwriters to which the preliminary prospectus was furnished: 1

(iii)       Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 50

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and the several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan
Title: Director

By:	/s/ Mahesh Srinivasan
Name: Mahesh Srinivasan
Title: MD

[Signature Page to Acceleration Request Letter]